UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                THE SINGING MACHINE COMPANY, INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 per share
_________________________________________________________________
                  (Title of Class of Securities


                            829322304
                  ____________________________
                         (CUSIP Number)


                       Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        November 15, 2004
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 829322304

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Stephen A. Springer

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          485,300
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            26,000

                     9.     SOLE DISPOSITIVE POWER
                            485,300

                    10.     SHARED DISPOSITIVE POWER
                            26,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     511,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.556%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Melanie A. Cissone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          14,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            14,000

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.152%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.  Name of Reporting Person
    SS or IRS Identification No. of above person (optional)

    Ralph J. Cissone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                        (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          7,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            7,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.076%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Ashley A. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          10,500
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            10,500

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.114%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Dillon K. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,100
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            2,100

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.023%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Wendy Cissone Kazickas

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          4,400
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            4,400

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,400

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.048%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Target Capital Management

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            16,000

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            16,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.174%

14.  TYPE OF REPORTING PERSON*

     IA
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          The Singing Company, Inc. (the "Issuer")
          Common Stock, Par Value $.01 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          The Singing Machine, Inc.
          6601 Lyons Road, Building A-7
          Coconut Creek, FL  33073

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)   (a) Stephen A. Springer
      (b) 345 E. 57th St., New York, NY  10022
      (c) Owner, Target Capital Management,
          345 E. 57th St., Suite 8A, New York, NY 10022
      (d) No
      (e) No
      (f) U.S.A.


(2)   (a) Melanie A. Cissone
      (b) 345 E. 57th St., New York, NY  10022
      (c) homemaker
      (d) No
      (e) No
      (f) U.S.A.

(3)   (a) Ralph J. Cissone
      (b) 860 4th St., Ocean City, NJ  08226
      (c) Retired
      (d) No
      (e) No
      (f) U.S.A.

(4)   (a) Ashley A. Springer
      (b) 46 East 92nd Street, PH, New York, NY 10128
      (c) Actor
      (d) No
      (e) No
      (f) U.S.A.

(5)   (a) Dillon K. Springer
      (b) 345 East 57th Street, New York, NY  10022
      (c) Student
      (d) No
      (e) No
      (f) U.S.A.

(6)   (a) Wendy Cissone Kazickas
      (b) 1724 Lookaway Court, New Hope, PA  18938
      (c) Teacher
      (d) No
      (e) No
      (f) U.S.A.

(7) Target Capital Management is a sole proprietorship, formed by Stephen A. Springer, which provides investment advice. The address of Target Capital Management is 345
         E. 57th St., Suite 8A, New York, NY 10022.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by Target Capital Management were personal funds of its client. The Reporting Persons did not borrow any funds to acquire their respective shares. The APPROXIMATE amount of funds paid for the Shares by the Reporting Persons totals $469,000.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. Each of the Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 565,300 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Stephen A. Springer                511,300(2)           5.556%


Melanie A. Cissone                  14,000(3)           0.152%


Ralph J. Cissone                     7,000(4)           0.076%

Ashley A. Springer                  10,500(5)           0.114%


Dillon K. Springer                   2,100(6)           0.023%

Wendy Cissone Kazickas               4,400(7)           0.048%

Target Capital Management           16,000(8)           0.174%
                                  ----------          -------

                      TOTAL          565,300           6.143%


  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 9,202,318 Shares (as reported in the Issuer's Form 10-Q as of September 30,
       2004).

  (2) 479,900 of such shares are held in individual retirement accounts for Stephen A. Springer. 9,000 of such shares are held as co-trustee with A.K. Springer for Ashley A. Springer. 10,000 of such shares are held as co-trustee with A.K. Springer for Dillon K. Springer. 7,000 of such shares are held as co-trustee with A.K. Springer for Helena H. Springer. 4,300 of such shares are held as custodian for Dillon K. Springer. 1,100 of such shares are held as custodian for Helena H. Springer.

        Note:  Ashley A. Springer, Dillon K. Springer, and Helena
       H. Springer are children of Stephen A. Springer.  Melanie
       A. Cissone is the spouse of Stephen A. Springer.

  (3)  10,000 of such shares are held individually by Melanie A.
       Cissone. 2,000 of such shares are held as custodian for Corey Needham. 2,000 of such shares are held as custodian for Alex Needham.

        Note:  Corey Needham and Alex Needham are children of
       Melanie A. Cissone.  Ralph J. Cissone is the father of
       Melanie A. Cissone. Wendy Cissone Kazickas is a sister of Melanie A. Cissone.

  (4) Such shares are held in an individual retirement account for Ralph J. Cissone.

  (5)  6,000 of such shares are held individually by Ashley A.
       Springer and 4,500 of such shares are held in a Roth IRA for Ashley A. Springer.

  (6)  Such shares are held in a Roth IRA for Dillon K. Springer.

  (7)  2,200 of such shares are held as custodian for Cole
       Kazickas. 2,200 of such shares are held as custodian for Gage Kazickas.

        Note:  Cole Kazickas and Gage Kazickas are children of
       Wendy Cissone Kazickas.

  (8) Shares are held by Target Capital Management for a client of Target Capital Management. Such shares are included in this Schedule D since Target Capital Management shares voting and investment power (as defined in Rule 13d-3) with respect to such shares.

(b) Stephen A. Springer has sole voting and dispositive power with respect to 485,300 shares, determined as follows: 479,900 shares in IRA accounts; 4,300 shares held as custodian for Dillon
K. Springer; and 1,100 shares held as custodian for Helena H.
Springer.

        Stephen A. Springer has shared voting and dispositive power with respect to 26,000 shares, determined as follows:
9,000 shares held as co-trustee with A.K. Springer for Ashley A. Springer; 10,000 shares held as co-trustee with A.K. Springer for Dillon K. Springer; 7,000 shares held as co-trustee with A.K. Springer for Helena H. Springer.

        Melanie A. Cissone has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Ralph J. Cissone has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Ashley A. Springer has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Dillon K. Springer has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Wendy Cissone Kazickas has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Target Capital Management has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) The following purchase of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
                                             Commissions not
Purchase In The              Number of       included)
    Name Of         Date     Shares

Stephen A.
Springer,
Custodian for
Dillon K.
Springer          1/19/05    1,400           0.72



The transaction was effectuated through an open-market purchase.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 27th day of January, 2005.


S/Stephen A. Springer
Stephen A. Springer


S/Melanie A. Cissone
Melanie A. Cissone


S/Ralph J. Cissone
Ralph J. Cissone


S/Ashley A. Springer
Ashley A. Springer


S/Dillon K. Springer
Dillon K. Springer


S/Wendy Cissone Kazickas
Wendy Cissone Kazickas


TARGET CAPITAL MANAGEMENT

By:  s/Stephen A. Springer
       Stephen A. Springer